Exhibit 99.1

Ebang International Accelerates its Global Collection and Payment Business Development

HANGZHOU, China, June 16, 2022 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company”, “we” or “our”), a global blockchain technology company, today announced that the Company intends to obtain a Money Service Operator License (the “MSO License”) from the Hong Kong Customs and Excise Department. If and when obtained, the MSO License will allow the Company to operate a money service in Hong Kong as either a money changing service and/or a remittance service in Hong Kong. This decision to pursue the MSO License represents another major strategic initiative of the Company in further developing its global collection and payment business following the successful acquisition of Compass Global Holdings Pty Ltd ("Compass"), which acquisition enabled the Company to obtain an Australian Financial Services License (the "AFS License") from the Australian Securities and Investments Commission ("ASIC").

Mr. Dong Hu, Chairman, Chief Executive Officer and Chief Financial Officer of the Company, commented, “Australia is one of the fastest-growing financial derivatives trading markets in the world, with a mature and sound supervision and management mechanism. The successful acquisition of Compass allows us to have access to the foreign currency market resources, expand the diversification of our products and diversify our services. Aiming to reduce the impact of cryptocurrency price volatility on cryptocurrency companies like us, we have decided to further optimize our strategic plan to develop and operate a global collection and payment business. As a major financial market in Asia, Hong Kong is at the forefront of the world in terms of the maturity of regulations, the perfection of public transactions, the scale of asset management and the richness of financial products, and it is the preferred platform for many investors.”

Mr. Hu continued, “If we are able to obtain the MSO License as planned, we anticipate that it would allow us to enter the Hong Kong currency and foreign exchange market as a player and every transaction of ours will be supervised by the Hong Kong government, with assurances of a mature regulatory structure to serve as a blueprint for compliant transactions. Looking forward, we will continue to dedicate ourselves to the development in the global financial services and cryptocurrency industry, and strive to build a one-stop financial technology service platform to make our products and services the trusted choice for all our users.”

There is no guarantee that the Company will be able to obtain the MSO License or even if it is able to obtain the MSO License that this license will improve the Company’s financial performance or results of operations. Shareholders are cautioned not to place undue reliance on this press release, or the forward-looking statements contained herein.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com